UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: July 25, 2025
ARRIVED STR, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	88-3444701
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)
Arrived Series Oasis; Arrived Series Pointbreak; Arrived Series Hammock; Arrived Series Ace; Arrived Series Cardinal; Arrived Series Orchard; Arrived Series Mirage; Arrived Series Cactus; Arrived Series Opry; Arrived Series Lakeridge; Arrived Series Serenity; Arrived Series Sugarcreek; Arrived Series Palm; Arrived Series Havasu; Arrived Series Regal; Arrived Series Lodge; Arrived Series Myrtle; Arrived Series Kinlani; Arrived Series Hickorybear; Arrived Series Pasquin; Arrived Series Koi; Arrived Series Longbranch; Arrived Series Coolbaugh; Arrived Series Loop; Arrived Series Pickler; Arrived Series Billingswood; Arrived Series Smokey; Arrived Series Solstice; Arrived Series SuiteSpot

 (Title of each class of securities issued pursuant to Regulation A)

1
ITEM 9. OTHER EVENTS

Net Asset Value as of July 25, 2025

As of 8:00 AM Eastern Time, Friday, July 25, 2025, our net asset value (“NAV”) per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about October 25, 2025.

Series	NAV Per Interest
Oasis	$6.00
Pointbreak	$8.29
Hammock	$7.83
Ace	$8.79
Cardinal	$13.35
Orchard	$9.65
Mirage	$8.40
Cactus	$8.65
Opry	$7.55
Lakeridge	$8.59
Serenity	$11.39
Sugarcreek	$8.27
Palm	$7.45
Havasu	$8.53
Regal	$7.82
Lodge	$9.41
Myrtle	$9.16
Kinlani	$10.28
Hickorybear	$8.51
Pasquin	$8.84
Koi	$13.16
Longbranch	$9.13
Coolbaugh	$9.18
Loop	$8.99
Pickler	$10.84
Billingswood	$9.42
Smokey	$9.57
Solstice	$9.61
SuiteSpot	$9.91

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock	Havasu
ASSETS
Current assets:
Cash	$10,896	$8,091	$16,879	$16,569	$-	$6,765	$2,516
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	12,526	-	-	9,240	-	-	-
Deposits	5,431	6,541	5,877	5,049	(2,465)	6,331	(101)
Property and equipment, net	1,014,997	899,882	1,009,741	780,571	477,008	529,627	1,038,172
Total assets	$1,043,849	$914,514	$1,032,498	$811,429	$474,543	$542,723	$1,040,587

LIABILITIES
Current liabilities:
Accrued expenses	$2,800	$17,476	$8,251	$4,532	$6,233	$22,497	$8,463
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	14,003	2,299	14,121	19,493	13,886	11,130	47,465
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	44,900	161,200	15,300	38,100	9,000	33,800	-
Mortgage payables	432,281	-	435,233	306,102	-	224,070	466,594
Total Liabilities	$493,984	$180,974	$472,904	$368,228	$29,119	$291,497	$522,523

MEMBERS' EQUITY
Members' capital	667,279	1,068,097	671,168	485,919	616,933	545,263	751,785
Accumulated deficit	(117,414)	(334,557)	(111,575)	(42,719)	(171,510)	(294,038)	(233,720)
Total members' equity (deficit)	549,865	733,540	559,594	443,201	445,423	251,225	518,065
Total liabilities and members' equity (deficit)	$1,043,849	$914,514	$1,032,498	$811,429	$474,543	$542,723	$1,040,587

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	549,865	733,540	559,594	443,201	445,423	251,225	518,065
Net adjustments to fair value	233,327	321,463	213,067	441,285	208,007	229,830	265,046
TOTAL NET ASSETS	$783,192	$1,055,003	$772,661	$884,486	$653,430	$481,056	$783,111
NET ASSET VALUE PER INTEREST	$8.79	$9.42	$8.65	$13.35	$9.18	$7.83	$8.53

	Hickorybear	Kinlani	Koi	Lakeridge	Lodge	Longbranch	Loop
ASSETS
Current assets:
Cash	$1,763	$41,015	$36,243	$20	$2,065	$10,481	$6,987
Other receivables	-	-	-	-	-	4,544	-
Prepaid expenses	(250)	0	0	-	0	585	-
Deposits	1,846	4,047	5,190	2,178	9,406	7,154	-
Property and equipment, net	727,705	747,095	789,570	564,751	1,035,072	825,844	684,261
Total assets	$731,064	$792,157	$831,003	$566,950	$1,046,544	$848,609	$691,247

LIABILITIES
Current liabilities:
Accrued expenses	$7,363	$5,909	$5,961	$7,232	$9,869	$18,396	$5,243
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	10,018	9,615	10,298	10,427	13,109	6,273	4,109
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	42,000	-	20,100	19,000	33,900	-	12,000
Mortgage payables	-	-	-	278,969	-	-	-
Total Liabilities	$59,381	$15,523	$36,359	$315,628	$56,879	$24,669	$21,352

MEMBERS' EQUITY
Members' capital	841,727	796,294	879,403	405,661	1,191,747	937,647	783,297
Accumulated deficit	(170,043)	(19,660)	(84,759)	(154,339)	(202,082)	(113,708)	(139,455)
Total members' equity (deficit)	671,683	776,634	794,644	251,322	989,665	823,939	643,842
Total liabilities and members' equity (deficit)	$731,064	$792,157	$831,003	$566,950	$1,046,544	$848,609	$665,195

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	671,683	776,634	794,644	251,322	989,665	823,939	643,842
Net adjustments to fair value	180,800	234,976	557,926	169,854	353,095	203,742	173,828
TOTAL NET ASSETS	$852,483	$1,011,610	$1,352,570	$421,175	$1,342,760	$1,027,681	$817,670
NET ASSET VALUE PER INTEREST	$8.51	$10.28	$13.16	$8.59	$9.41	$9.13	$8.99

	Mirage	Myrtle	Oasis	Opry	Orchard	Palm	Pasquin
ASSETS
Current assets:
Cash	$1,502	$14,225	$6,431	$2,897	$2,446	$44	$13
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	512	0	10,517	(2,078)	0	0	(586)
Deposits	132	-	-	(77)	2,813	(5,790)	4,096
Property and equipment, net	596,859	432,184	955,139	1,046,900	558,406	713,344	503,236
Total assets	$599,005	$446,409	$972,088	$1,047,642	$563,664	$707,598	$506,759

LIABILITIES
Current liabilities:
Accrued expenses	$7,936	$8,104	$4,887	$11,154	$986	$17,557	$5,447
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	41,837	5,113	23,326	14,768	8,444	62,331	8,750
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	91,900	-	66,800	-	9,600	96,122	35,000
Mortgage payables	-	-	477,933	455,840	-	308,594	-
Total Liabilities	$141,673	$13,217	$572,946	$481,762	$19,030	$484,604	$49,198

MEMBERS' EQUITY
Members' capital	719,566	559,068	575,907	758,111	708,173	541,981	632,537
Accumulated deficit	(262,233)	(122,278)	(191,795)	(194,928)	(163,538)	(318,988)	(174,975)
Total members' equity (deficit)	457,332	436,790	384,111	563,183	544,634	222,994	457,561
Total liabilities and members' equity (deficit)	$599,005	$450,007	$957,058	$1,044,946	$563,664	$707,598	$506,759

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	457,332	436,790	384,111	563,183	544,634	222,994	457,561
Net adjustments to fair value	248,523	153,826	54,304	138,008	254,921	248,587	189,399
TOTAL NET ASSETS	$705,855	$590,616	$438,416	$701,192	$799,555	$471,581	$646,960
NET ASSET VALUE PER INTEREST	$8.40	$9.16	$6.00	$7.55	$9.65	$7.45	$8.84

	Pickler	Pointbreak	Regal	Serenity	Smokey	Solstice	Sugarcreek
ASSETS
Current assets:
Cash	$99,263	$2,908	$6,944	$64,016	$2,278	$50,232	$497
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	0	4,398	0	(28)	0	4,979	0
Deposits	6,469	-	-	(1,254)	(315)	4,099	1,717
Property and equipment, net	1,117,006	390,619	933,546	1,069,018	739,629	751,065	429,267
Total assets	$1,222,737	$397,925	$940,490	$1,131,752	$741,592	$810,375	$431,481

LIABILITIES
Current liabilities:
Accrued expenses	$5,873	$7,256	$8,532	$9,086	$8,473	$5,953	$5,942
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	13,744	13,066	7,135	12,149	394	3,118	9,143
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	61,700	-	-	-	-	54,800
Mortgage payables	-	153,514	468,865	486,796	-	-	207,375
Total Liabilities	$19,617	$235,536	$484,532	$508,031	$8,868	$9,071	$277,260

MEMBERS' EQUITY
Members' capital	1,208,023	381,247	645,972	779,050	853,069	881,473	306,420
Accumulated deficit	(4,903)	(220,416)	(192,149)	(155,329)	(125,212)	(80,168)	(152,199)
Total members' equity (deficit)	1,203,120	160,831	453,823	623,721	727,857	801,305	154,221
Total liabilities and members' equity (deficit)	$1,222,737	$396,367	$938,355	$1,131,752	$736,725	$810,375	$431,481

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	1,203,120	160,831	453,823	623,721	727,857	801,305	154,221
Net adjustments to fair value	420,950	209,375	175,207	541,034	212,734	187,724	151,846
TOTAL NET ASSETS	$1,624,070	$370,206	$629,030	$1,164,754	$940,591	$989,029	$306,067
NET ASSET VALUE PER INTEREST	$10.84	$8.29	$7.82	$11.39	$9.57	$9.61	$8.27

SuiteSpot
ASSETS
Current assets:
Cash	$15,846
Other receivables	-
Prepaid expenses	1,013
Deposits	-
Property and equipment, net	914,403
Total assets	$931,263

LIABILITIES
Current liabilities:
Accrued expenses	$7,931
Accounts payable	-
Due to (from) related parties	20,568
Tenant deposits	-
Note payable, related party	7,000
Mortgage payables	-
Total Liabilities	$35,499

MEMBERS' EQUITY
Members' capital	1,042,770
Accumulated deficit	(144,063)
Total members' equity (deficit)	898,706
Total liabilities and members' equity (deficit)	$934,206

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	898,706
Net adjustments to fair value	332,487
TOTAL NET ASSETS	$1,231,193
NET ASSET VALUE PER INTEREST	$9.91

[1] Estimated Balance Sheet as of May 31, 2025.

As described in the section “Description of the Securities Being Offered—Valuation Policies,” in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager’s internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●
an estimated value of our investments, as determined by the Manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●
estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

 Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities (“NCPS”), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section “Description of Business—Liquidity Platform” in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 25, 2025.

Arrived STR, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer